Exhibit 12.1

PECO Energy Company

Ratio of Earnings to Fixed Charges

						Six Months
	Twelve Months Ended December 31,					Ended June 30,
	2008	2009	2010	2011	2012	2013
Pre-tax income from continuing operations	$475	$499	$476	$535	$508	$287
Plus: Loss from equity investees	16	24	—	—	—	—
Less: Capitalized interest	(3)	(2)	(4)	(4)	(2)	(1)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	$488	$521	$472	$531	$506	$286
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	$229	$185	$193	$135	$122	$57
Interest component of rental expense(a)	9	9	10	9	9	5

Total fixed charges	238	194	203	144	131	62
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	$726	$715	$675	$675	$637	$348
Ratio of earnings to fixed charges	3.1	3.7	3.3	4.7	4.9	5.6

a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.